L&S Light & Strong, Ltd.

Haadom St.

Kanot industrial Zone, POB 7042

Gedera, Israel, 7070000

December 15, 2015

Ms. Susan Block, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Light & Strong, Ltd.
Amendment No. 2 to Registration Statement
on Form F-1
Filed October 21, 2015
File No. 333-205203

Dear Ms. Block:

General

Comment 1. We note your response to our prior comment 1 and reissue in part. Please revise your registration statement to include Items 9.F and 10.B of Form 20-F and Part II of Form F-l, Items 701, 702 and 512 of Regulation S-K.

Response 1. The registration statement has been revised accordingly. Page 33 contains Item 701. Page 17 contains reference to Item 702. Page 2 contains language referencing Item 512, and Item 9-F of Form 20-F. Page 19 contains the information required under Item 10B of Form 20-F.

Comment 2. We note your response to our prior comment 3 and reissue. Please revise to include the Rule 415 undertakings.

Response 2. The registration statement has been revised accordingly. See language under Undertakings.

Prospectus Cover Page

Comment 3. We reissue our prior comment 9. Please disclose the offering price of the securities on the cover page. Please also clarify if the offering price is a fixed price.

Response 3. The registration statement prospectus cover page has been revised accordingly to show a fixed share price of $0.70 per share in two places. The share price is also disclosed as $0.70 under Calculation of Registration Fee.

Business Overview, page 4

Comment 4. We note your response and revision in response to our prior comment 5 and reissue the comment in part. Please revise to also include your revenue and net losses for the most recent audited period.

Response 4. The registration statement has been revised accordingly under Business Overview, page 4.

Risk Factors

We are an “emerging growth company” and we cannot be certain, page 7

Comment 5. Please expand your disclosure to state that Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Please include this or similar language. In addition, please state whether or not you intend to delay such adoption of new or revised accounting standards until such time as private companies are required to comply. To the extent you choose to forego (i.e., opt-out) of this exemption related to adopting new or revised accounting standards, please so state, along with disclosing that such election is irrevocable.

Response 5. The registration statement has been revised accordingly to insert this exact language under Risk Factors:

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Management’s Discussion and Analysis, page 22

Comment 6. Please expand your discussion of results of operations to also provide a comparison of the interim period six months ended June 30, 2015 and June 30, 2014. See the introductory paragraphs to Item 5, Operating and Financial Review and Prospects of Form 20-F.

Response 6. The registration statement has been amended accordingly to include a comparison of the interim periods ended June 30, 2015 and June 30, 2014.

Recent Sales of Unregistered Securities, page 33

Comment 7. We note your response to our prior comments 1 and 14 and your added disclosure. However, it does not appear that all of the shares being registered for resale are discussed here. Please advise. Please also see our comment related to Item 701 of Regulation S-K disclosure above.

Response 7. The registration statement has been revised accordingly, and contains this exact language related to Item 701 of Regulation S-K:

The foregoing table was included to comply with the requirements set forth in Item 701 of Regulation S-K. All securities sold above were to Non US Persons and sold in reliance upon the exemption from registration contained in Regulation S. The proceeds of all sales above were used for general operations, with no investment specifically allocated to any particular use.

L&S Light & Strong, Ltd. Exhibit Index, page II-3

Comment 8. We note your response to our prior comment 17 and reissue in part. With your next amendment, please revise to include in the exhibit index the complete list of exhibits that you intend to include. For instance, please revise to include in your exhibit list your bylaws and the legality opinion. In addition, for the exhibits previously filed please indicate so in the exhibit index.

Response 8. The registration statement has been revised accordingly. The legality opinion is attached. Please note that the Articles of Association have been marked as exhibit 10.14. The Company does not have Bylaws, and this is now noted.

Exhibit 99.1

June 30, 2015 and 2014 Unaudited Interim Financial Statements

Comment 9. Please include the June 30, 2015 and 2014 unaudited interim financial statements and notes within Part III, Item 18 of the Registration Statement, rather than under Item 19, Exhibits.

Response 9. The registration statement has been revised to include the June 30, 2015 and 2014 unaudited interim financial statements and notes within Part III, Item 18 of the Registration Statement, rather than under Item 19, Exhibits.

Sincerely,

L&S Light & Strong, Ltd.

/s/ Uri Orbach

Uri Orbach

Chief Executive Officer